

Marshall Edgell · 3rd

Founder at Innatrix

Raleigh-Durham-Chapel Hill Area · **Contact info**

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 **Innatrix**

 **Penn State University**

Experience



Innatrix
9 yrs

Founder
Nov 2020 – Present · 7 mos

Founder & CEO
Full-time
2012 – Nov 2020 · 8 yrs
Durham, NC

Innatrix is an agricultural biotechnology company developing sustainable biological products to control untreatable crop diseases, pests and weeds. We have received a U.S. patent to protect our key protein evolution technology.

Education



Penn State University
Doctor of Philosophy (Ph.D.), Biochemistry, Biophysics and Molecular Biology
1962 – 1966



Massachusetts Institute of Technology
Bachelor's Degree, Physics
1957 – 1961



